Mail Stop 7010

March 6, 2006

Mr. Andrew N. Peterson
Chief Financial Officer, Oil-Dri Corporation of America
410 North Michigan Avenue
Suite 400
Chicago, IL 60611-4213

RE: Form 10-K for the fiscal year ended July 31, 2005
   Form 10-Q for the quarter ended October 31, 2005
   File No. 1-12622

Dear Mr. Peterson:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

    Sincerely,

    Rufus Decker
    Accounting Branch Chief
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